UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December 2024.

Commission File Number 001-42408

MEDICUS PHARMA LTD.
(Translation of registrant's name into English)

Suite 3400, 100 King St W

Toronto, Ontario, Canada, M5X 1A4

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INDEX TO EXHIBITS

Exhibit	Description
99.1	Press release, dated December 2, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Medicus Pharma Ltd.

Date: December 2, 2024	By	/s/ Raza Bokhari
Name: Dr. Raza Bokhari
Title: Executive Chairman and Chief Executive Officer